

PROCESSING
AUG 2 4 2007
SECTION



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
- Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Kabushiki Kaisha Isetan
Kabushiki Kaisha Mitsukoshi

(Names of Subject Company)

Isetan Company Limited
Mitsukoshi, Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Isetan Company Limited
Mitsukoshi, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Isetan Company Limited
Attn.: Koji Kawanobe
General Manager
Public Relations/IR
14-1, Shinjuku 3-chome
Shinjuku-ku, Tokyo 106-0222
Japan
(phone number: 81-3-3352-1111)

Mitsukoshi, Ltd.
Attn.: Yasuhiro Tanaka
General Manager
PR/IR Office
4-1, Nihonbashi Muromachi 1-chome,
Chuo-ku, Tokyo 103-0022
Japan
(phone number: 81-3-3241-3311)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated August 23, 2007 of Isetan Company Limited and Mitsukoshi, Ltd. announcing the establishment of a holding company.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of Isetan Company Limited and Mitsukoshi, Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Isetan Company Limited

By: 

Name: Nobukazu Muto
Title: President & CEO

Date: August 24, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsukoshi, Ltd.



By: ____________________________
Name: Kunio Ishizuka
Title: President

Date: August 24, 2007

TOKYO:34957.3

EXHIBIT 1

August 23, 2007

To Whom It May Concern:

Corporate Name:	Isetan Company Limited
Name of the Representative:	Nobukazu Muto, Representative Director, President and CEO
Code Number: 8238	TSE 1st section
Contact:	Koji Kawanobe, General Manager of Public Relations/IR Telephone: +813-3352-1111
Corporate Name:	Mitsukoshi, Ltd.
Name of the Representative:	Kunio Ishizuka, Representative Director and President
Code Number: 2779	TSE 1st section, OSE 1st section and NSE 1st section
Contact:	Yasuhiro Tanaka, General Manager of PR/IR Office Telephone: +813-3241-3311

Notice of Management Integration of Isetan Company and Mitsukoshi Company through the Establishment of a Joint Holding Company

Isetan Company Limited ("Isetan") and Mitsukoshi, Ltd. ("Mitsukoshi") announce that they have agreed to establish Isetan Mitsukoshi Holdings Ltd. (the "Joint Holding Company") by way of stock transfer (the "Stock Transfer") on April 1, 2008 (planned) subject to approval of a shareholders meeting of each company and that they resolved at the board of directors meeting of each company held today that they will enter into the "Integration Agreement" to integrate management through the Stock Transfer. The two companies will promptly prepare the Stock Transfer Plan and an announcement will be made as soon as it is completed.

1. Background and Purpose

The department store industry faces the challenge on the one hand of shrinking market size resulting from the decrease in total population of Japan, and on the other of intense competition from other forms of retailing including general merchandise stores, drug stores, large-scale discount stores and convenience stores. In order to survive and thrive in such a business environment, it is necessary for department stores to further improve their capabilities to develop and propose new ideas so as to promptly and correctly assess the increasingly varied and sophisticated needs of customers, and respond with the right combination of product lineups and services.

Based on this common perspective, Isetan and Mitsukoshi considered partnering up in a variety of ways, but eventually came to the shared understanding that a limited business tie-up would not be sufficient, and the only way to jointly reform the supply chain system and maximize utilization of both companies' management resources was to integrate into one group, and management integration was decided upon as the best choice.

Isetan and Mitsukoshi, while understanding and paying respect to the history and corporate culture of the other party, aim to become the "Top Retail Service Group in the World" by making utmost use of the business strength of each company. In so doing, Isetan and Mitsukoshi will endeavor to deliver increased value to all stakeholders including customers, shareholders, employees, suppliers, and the communities surrounding each store, and make a contribution to society.

2. Basic Management Strategies

(1) Improving Customer Satisfaction through Integration of the Business Base

- Through the integration and standardization of the business base in not only information systems and business flows but also purchasing function, Isetan and Mitsukoshi aim to strengthen product procurement capability and new product development.
- Isetan and Mitsukoshi will improve their abilities to propose total solutions to customers by sharing "operational know-how" in such areas as visual presentation and one-to-one service and "planning know-how" in such areas as new product development and planning of various events (cultural exhibitions, etc.).

(2) Establishment of the Customer Base in Tokyo and Major Cities Throughout Japan

- Isetan and Mitsukoshi will offer a high value-added merchandise selection and services using the advantages of "a store network that spans in major cities throughout Japan" and "a customer base that is comprised of more than three and a half million customer accounts mainly composed of the wealthy class throughout the country."
- In particular, Isetan and Mitsukoshi will establish a solid customer base in the Tokyo area, the largest consumer market in Japan, which revolves around the three flagship stores of the Shinjuku Store of Isetan, the Nihonbashi Store of Mitsukoshi and the Ginza Store of Mitsukoshi (whose renovation for floor space expansion will be completed by 2010).

(3) Integration of Businesses Related to the Department Store Business

- Isetan and Mitsukoshi will promote various business plans to realize the aim of the management integration in businesses related to the department store business by utilizing Mitsukoshi's know-how in direct sales such as catalogs and web sales to increase retailing through virtual storefront mediums, expansion and enhancement of Isetan's supermarket business, and utilization of Mitsukoshi's know-how in the specialty house business.

- In other businesses as well, Isetan and Mitsukoshi will endeavor to raise group management efficiency through the process of selection and concentration.

(4) Cost Reduction and Enhancement of Management Efficiency

- Isetan and Mitsukoshi will enhance group management efficiency through the "promotion of sharing services" and "standardization and integration of administrative support." In addition, Isetan and Mitsukoshi will reduce procurement costs through the expansion of joint purchasing activities.

(5) Revitalization of Human Resources and Organizations

- Isetan and Mitsukoshi will make the most of each other's know-how and revitalize organizations through actively exchanging human resources at various levels and areas.
- Isetan and Mitsukoshi will, in the process of providing new value to customers, promote creation of environments where the potential capabilities of human resources of both companies are fully maximized.
- Both the "Brand Value" of Isetan and Mitsukoshi and the "Relationship of Trust with Customers" on which it is based will be bolstered and developed through this strategy.

3. Summary of Stock Transfer

(1) Schedule of Stock Transfer

August 23, 2007	Board of directors meetings to approve the Integration Agreement (both companies)
August 23, 2007	Execution of the Integration Agreement (both companies)
September 13, 2007	Record date for the extraordinary shareholders meeting (both companies)
Late November, 2007 (planned)	Shareholders meeting to approve the Stock Transfer Plan
Late December, 2007 (planned)	Date of delisting from the Osaka Securities Exchange (Mitsukoshi Company)
March 26, 2008 (planned)	Date of delisting from the Nagoya Stock Exchange (Mitsukoshi Company)
March 26, 2008 (planned)	Date of delisting from the Tokyo Stock Exchange (both companies)
April 1, 2008 (planned)	Date of registration of the incorporation of the Joint Holding Company (effective date)
April 1, 2008 (planned)	Date of listing of the Joint Holding Company
Late May, 2008 (planned)	Date of delivery of share certificates of the Joint Holding Company

(The schedule may be changed through mutual consultation between both companies if any unavoidable circumstances arise in the course of the procedures to be taken.)

(2) Stock Transfer Ratio

Company	Isetan	Mitsukoshi
Stock Transfer Ratio	1	0.34

(Note 1) One share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of Isetan, and 0.34 share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of Mitsukoshi.
However, the Stock Transfer Ratio may be changed through mutual consultation of both companies if there are any material changes in any of the various conditions upon which the ratio has been determined.

(Note 2) New shares to be issued by the Joint Holding Company (planned):
400,361,804 shares of common stock
The number of such new shares may be changed if share options of Isetan or Mitsukoshi are exercised up until immediately prior to the incorporation of the Joint Holding Company.

(3) Basis of Calculation for the Stock Transfer Ratio

(a) Calculation Basis

In order to ensure the fairness of the stock transfer ratio to be used in the Stock Transfer, Mitsubishi UFJ Securities, Co., Ltd. ("Mitsubishi UFJ Securities") and Daiwa Securities SMBC Co. Ltd. ("Daiwa Securities SMBC") were each appointed as financial adviser for the management integration by Isetan and Mitsukoshi, respectively, and commissioned to make the calculation of the stock transfer ratio.

Isetan obtained an opinion (the "Opinion #1") from Mitsubishi UFJ Securities dated August 22, 2007 to the effect that, from the financial point of view, the agreed stock transfer ratio is fair to the shareholders of Isetan subject to conditions set forth hereunder. Mitsukoshi obtained an opinion (the "Opinion #2") from Daiwa Securities SMBC dated August 23, 2007 to the effect that, from the financial point of view, the agreed stock transfer ratio is fair to the shareholders of Mitsukoshi subject to conditions set forth hereunder.

Mitsubishi UFJ Securities provided its opinion on the basis of analysis of various conditions of the management integration and in light of relevant calculation methods including the market price method, the comparable peer company method, the discounted cash flow analysis (the "DCF Method") and the adjusted diluted earnings per share method. With regard to the market price method, the assessment range of the stock transfer ratio based on the closing stock price for the periods of one month, three months and six months until the Record Date of July 24, 2007 (one day before July 25, 2007, when there were some press reports speculating about the Stock Transfer) has been applied. The summary of the calculation result of the stock transfer ratio prepared by Mitsubishi UFJ Securities is as follows.

	Method	Assessment Range of Stock Transfer Ratio
(a)	Market Price Method	0.24~0.35

(b)	Comparable Peer Company Method	0.14~0.35
(c)	DCF Method	0.26~0.45
(d)	Adjusted Diluted Earnings Per Share Method	0.32~0.35

In general, Mitsubishi UFJ Securities has used the information as provided by Isetan and Mitsubishi in addition to publicly available information to conduct analysis and formulate Opinion #1. On the assumption that all such materials and information are accurate and complete, Mitsubishi UFJ Securities has not conducted any independent verification of their accuracy and completeness. In addition, Mitsubishi UFJ Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party or their affiliates (including analysis and assessment of each individual asset and liability). Moreover, Mitsubishi UFJ Securities assumes that the financial projections and the expected synergistic effect reported by Isetan and Mitsukoshi have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each party. Opinion #1 of Mitsubishi UFJ Securities has taken into account all aforementioned information provided as of August 22, 2007.

To calculate the stock transfer ratio, Daiwa Securities SMBC has adopted the DCF Method and the average market price method as the main calculation methods and, as a means of reference, added the analysis using the net asset market value method in order to make a multidimensional evaluation. With regard to the average market price method, the volume weighted average price for the periods of one month, three months and six months until the record date of July 24, 2007 (one day before July 25, 2007, when there were some press reports speculating about the Stock Transfer) has been applied. The summary of the calculation result of the stock transfer ratio prepared by Daiwa Securities SMBC is as follows.

	Method	Assessment Range of Stock-Transfer Ratio
(a)	DCF Method	0.31~0.44
(b)	Average Market Price Method	0.30~0.32

In general, Daiwa Securities SMBC has used the information as provided by Isetan and Mitsukoshi in addition to publicly available information to conduct analysis and formulate Opinion #2. On the assumption that all such materials and information are accurate and complete, Daiwa Securities SMBC has not conducted any independent verification of their accuracy and integrity. In addition, Daiwa Securities SMBC has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party or their affiliates (including analysis and assessment of each individual asset and liability). Opinion #2 of Daiwa Securities SMBC has taken into account information and economic conditions known to Daiwa Securities SMBC as of August 23, 2007.

Isetan and Mitsukoshi each took into account the respective stock transfer ratio calculations from Mitsubishi UFJ Securities and Daiwa Securities SMBC and the financial and assets conditions and future outlook of both companies' in their discussions concerning the stock transfer ratio, and upon careful deliberation, arrived at the judgment and reached agreement that the above-mentioned stock transfer ratio is appropriate.

(b) Determination of the Stock Transfer Ratio

As described above, Isetan and Mitsukoshi each commissioned the third-party institutions of Mitsubishi UFJ Securities and Daiwa Securities SMBC, respectively, to calculate the stock transfer ratio applicable to the Stock Transfer and based on the calculation results and a comprehensive consideration of the financial and assets conditions and future outlook of both companies, engaged in careful deliberation concerning the stock transfer ratio, arriving at the conclusion and reaching agreement on August 23, 2007 that the above mentioned stock transfer ratio is appropriate.

(c) Relationship with calculation agent

Neither Mitsubishi UFJ Securities nor Daiwa Securities SMBC, the institutions commissioned to calculate the stock transfer ratio, fall under the category of "related parties" with respect to either Isetan or Mitsukoshi.

(4) Treatment of Share Options and Convertible Bonds of the Companies to Become Wholly-owned Subsidiaries

Concerning share options *(shinkabu yoyakuken)* that have been issued by Isetan and Mitsukoshi, in light of their terms and conditions and the stock transfer ratio, it is likely that share options of the Joint Holding Company will be delivered as replacement for the share options currently held.

Concerning subscription rights (*shinkabu hikiukeken*) that have been issued by Isetan, it is interpreted that under the Corporate Law they cannot be succeeded by the Joint Holding Company. Consequently, with respect to subscription rights that have not been exercised by the prescribed date (no later than the effective date of the Stock Transfer), Isetan intends to allot share options without contribution having substantially the same terms and conditions of the subscription rights, subject to the approval of a shareholders meeting and a board of directors meeting and conditional upon renunciation of the subscription rights by each holder of such rights. At the time of the Stock Transfer, share options of the Joint Holding Company will be delivered to each holder of such share options.

The details concerning treatment of share options and subscriptions rights shall be decided and announced at the time of creation of the Stock Transfer Plan.

Isetan and Mitsukoshi have currently no convertible bonds outstanding.

(5) System to promote Management Integration

The management integration will be promoted by an integration preparation committee and sub-committees to be established by Isetan and Mitsukoshi.

(6) Listing of the Joint Holding Company

Isetan and Mitsukoshi will apply for listing of shares of the newly incorporated Joint Holding Company on the Tokyo Stock Exchange. As Isetan and Mitsukoshi will become wholly-owned subsidiaries of the Joint Holding Company upon execution of the Stock Transfer, the former will be delisted from the Tokyo Stock Exchange on March 26, 2008 and the latter will be delisted from the Tokyo Stock Exchange on March 26, 2008, the Osaka Securities Exchange in late December, 2007 and Nagoya Stock Exchange on March 26, 2008, respectively. The date of delisting is subject to the rules of each stock exchange.

4. Outline of Parties to Stock Transfer

(1) Corporate Name	Isetan Company Limited		Mitsukoshi, Ltd.	
(2) Line of Business	Department Store Business		Department Store Business	
(3) Date of Incorporation	September 1930		September 2003	
(4) Location of Head Office	14-1 Shinjuku 3-chome, Shinjuku-ku, Tokyo		4-1, Nihonbashi Muromachi 1-chome, Chuo-ku, Tokyo	
(5) Title and Name of Representative	Nobukazu Muto, Representative Director, President and CEO		Kunio Ishizuka, Representative Director and President	
(6) Capital	36,600 million yen (as of the end of March 2007)		37,404 million yen (as of the end of February 2007)	
(7) Total Number of Issued Shares	225,179,103 shares (as of the end of March 2007)		515,022,356 shares (as of the end of February 2007)	
(8) Net Assets (Consolidated)	213,194 million yen (as of the end of March 2007)		162,840 million yen (as of the end of February 2007)	
(9) Total Assets (Consolidated)	474, 895 million yen (as of the end of March 2007)		577, 672 million yen (as of the end of February 2007)	
(10) Date of Fiscal Year End	End of March		End of February	
(11) Number of Employees (Consolidated)	8,834 (as of the end of March 2007)		9,610 (as of the end of February 2007)	
(12) Main Customers	General Customers		General Customers	
(13) Major Shareholders and Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	4.47%	The Mitsukoshi Welfare Foundation	7.81%
	Onward Kashiyama Co., Ltd.	4.16%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.53%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.09%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.42%
	Meiji Yasuda Life Insurance Company	3.04%	Otsuka Kagu, Ltd.	2.27%
	NIPPONKOA Insurance Company, Limited	2.30%	Mitsui Life Insurance Company Limited	2.17%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.26%	The Mitsukoshi Employee Stockholders' Group	1.68%
	(End of March, 2007)		(End of February, 2007)	
(14) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Corporate Bank, Ltd.		Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited. Mizuho Corporate Bank, Ltd.	
	Capital Relationship		Not Applicable	

(15) Relationship between Parties	Capital Relationship	Not Applicable
	Personnel Relationship	Not Applicable
	Business Relationship	Not Applicable
	Relationship of Affiliated Parties	Not Applicable

(16) Current Three-year Consolidated Business Results

	Isetan (Consolidated)			Mitsukoshi (Consolidated)		
Date of Fiscal Year End	March 2005	March 2006	March 2007	February 2005	February 2006	February 2007
Sales (Millions of Yen)	628,996	760,038	781,798	887,782	842,009	804,120
Operating Income (Millions of Yen)	19,192	30,061	32,252	15,214	15,272	12,617
Current Income (Millions of Yen)	21,907	30,925	33,416	16,898	19,943	17,019
Net Income or Loss (Millions of Yen)	12,619	18,710	18,291	△4,067	9,088	12,936
Net Income or Loss per Share	56.46	83.23	82.43	△8.60	18.24	26.45
Annual Dividends per Share	12.00	14.00	14.00	3.00	3.00	3.00
Shareholders' Equity per Share	736.84	867.91	901.87	261.36	283.92	329.85

5. Company to be Newly Established upon Stock Transfer

(1) Corporate Name	Isetan Mitsukoshi Holdings Ltd.		
(2) Line of Business	Management planning and administration of subsidiaries and group companies engaging in the department store business, and any business incidental thereto.		
(3) Location of Head Office	Ginza, Chuo-ku, Tokyo		
(4) Assumption of Office of Representatives and Other Officers (title and number thereof are subject to discussion)	Representative Director, Chairman and CEO	Nobukazu Muto	Current Representative Director, President and CEO of Isetan
	Representative Director, President and COO	Kunio Ishizuka	Current Representative Director and President of Mitsukoshi
	Director	Chihiro Nihashi	Current Director and Executive Vice President of Business Planning and Operations Division of Isetan
	Director	Kouhei Amano	Current Representative Director, Senior Managing Executive Officer, and General

			Manager of Department Store Business Headquarters of Mitsukoshi
	Director	Shinya Takada	Current Director and Executive Vice President of Corporate Planning Division of Isetan
	Director	Ken Akamatsu	Current Director, Senior Executive Officer, and General Manager of Business Administration Division of Mitsukoshi
	Fulltime Corporate Auditor	Ikuo Nihei	Current Fulltime Corporate Auditor of Isetan
	Fulltime Corporate Auditor	Kenichi Abe	Current Fulltime Corporate Auditor of Mitsukoshi
	Details of other directors and auditors will be announced as soon as they are determined.		
(5) Capital	50 billion yen		
(6) Net Assets (Consolidated)	to be determined		
(7) Total Assets (Consolidated)	to be determined		
(8) Date of Fiscal Year End	March 31		
(9) Outline of Accounting Treatment in Conjunction with the Stock Transfer As the Stock Transfer will be treated as an "acquisition" under the accounting standard for business combinations, the purchase method is expected to be applied. However, as it is not possible to estimate the amount of goodwill, the final amount and the amortization period and other items will be announced upon determination.			
(10) Forecast of Business Impact of Stock Transfer The integration preparation committee and sub-committees to be established by both companies will undertake analysis of the business forecast and other matters following the integration and make announcements of their results.			

END